                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

                         DREAMWORKS ANIMATION SKG, INC.
                  ---------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK (PAR VALUE $.01 PER SHARE)
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   26153 10 3
                             ----------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2004
                  ---------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [_] Rule 13d-1(b)

                           [_] Rule 13d-1(c)

                           [x] Rule 13d-1(d)

*        The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP NO. 26153 10 3                   13G

--------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LEE ENTERTAINMENT L.L.C.

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [x]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                       5.       SOLE VOTING POWER

                                1,221,853(1)
    NUMBER OF          ---------------------------------------------------------
     SHARES            6. SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                    0
      EACH             ---------------------------------------------------------
   REPORTING           7. SOLE DISPOSITIVE POWER
     PERSON
      WITH                      0

                       ---------------------------------------------------------
                       8. SHARED DISPOSITIVE POWER

                                61,511,884 (2)
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          61,511,884 (2)
--------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          58.5% (3)

--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          OO

CUSIP NO. 26153 10 3                   13G

(1) The shares indicated are shares of Class A Common Stock held of record by
Lee Entertainment L.L.C. ("Lee").

(2) In connection with the separation of DreamWorks Animation SKG, Inc. (the
"Company") from DreamWorks L.L.C., members of DreamWorks L.L.C. entered into an agreement (the "Formation Agreement"), dated as of October 27, 2004, governing, among other things, their receipt of shares of the Company's common stock in exchange for limited liability company interests in DreamWorks Animation L.L.C.
The Formation Agreement is also the agreement whereby M&J K Dream Limited
Partnership ("M&J K Dream"), M&J K B Limited Partnership ("M&J K B"), DG-DW,
L.P. ("DG-DW"), DreamWorks Investment II, Inc. ("DWI II"), DW Lips, L.P. ("DW
Lips"), Lee and Vivendi Universal Entertainment LLLP (collectively, the "Holdco
Partners") agreed to contribute a portion of the Company's common stock they received in the separation to DWA Escrow LLLP ("DWA Escrow") in exchange for partnership interests in DWA Escrow. Please see "Related Party Agreements --
Formation Agreement and Holdco Arrangement" in the Prospectus, dated October 27,
2004, filed by the Company with the SEC in connection with its initial public offering for a more detailed description of the aforementioned transactions.

            Certain provisions of the Formation Agreement place certain restrictions on the ability of each of the Holdco Partners to dispose of, and to purchase, shares of the Company's common stock. As a result of these provisions, certain of the Holdco Partners and DWA Escrow may be deemed to share dispositive power over all other shares of the Company's common stock owned directly or indirectly by each other Holdco Partner and DWA Escrow. The aggregate of
61,511,884 shares indicated in Row 8 includes:

            o    618,571 shares of Class A Restricted Stock and 577,040 shares of Class B Common Stock held of record by Jeffrey Katzenberg,
                 M&J K B and M&J K Dream;

            o    577,040 shares of Class B Common Stock held of record by DG-DW, an entity controlled by David Geffen;

            o    7,726,076 shares of Class A Common Stock and one share of Class
                 C Common Stock held of record by DWI II;

            o    49,688,334 shares of Class B Common Stock held of record by DWA
                 Escrow;

            o    525,929 shares of Class A Common Stock held of record by
                 DreamWorks L.L.C., a Delaware limited liability company
                 controlled by Steven Spielberg, Jeffrey Katzenberg and David
                 Geffen;

            o    577,040 shares of Class A Common Stock held of record by DW
                 Lips; and

            o    1,221,853 shares of Class A Common Stock held of record by Lee.

Lee expressly disclaim beneficial ownership of all shares of the Company's common stock owned by all other Holdco Partners and by DreamWorks L.L.C., and the inclusion of such shares in this report shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections
13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(3) For purposes of this calculation, the aggregate of 50,842,414 shares of
Class B Common Stock held of record by DWA Escrow, M&J K B, M&J K Dream and
DG-DW have been deemed to be outstanding shares of Class A Common Stock in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934. Shares
of Class B common stock are immediately convertible into shares of Class A
Common Stock on a one-for-one basis and do not expire.

Item 1(a).  Name of Issuer:

                     DREAMWORKS ANIMATION SKG, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                     1000 FLOWER STREET
                     GLENDALE, CA  91201

Item 2(a).  Name of Persons Filing:

                     LEE ENTERTAINMENT L.L.C.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                     C/O CJ ENTERTAINMENT INC.
                     26TH FLOOR, STAR TOWER
                     737 YEOKSAM-DONG, KANGNAM-GU
                     SEOUL, KOREA 135-984
                     ATTN:  MARK SHAW

Item 2(c).  Citizenship:

                     DELAWARE

Item 2(d).  Title of Class of Securities:

                     CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).  CUSIP Number:

                     26153 10 3

Item 3.       NOT APPLICABLE.  THIS SCHEDULE 13G IS FILED
                   PURSUANT TO RULE 13D-1(D).

Item 4.     Ownership

            (a). Amount beneficially owned:

                     SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

            (b). Percent of Class:

                     SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

            (c).     Number of shares as to which such person has:

                     (i). Sole power to vote or to direct the vote: SEE
                     THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

                     (ii). Shared power to vote or to direct the vote: SEE
                     THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

                     (iii). Sole power to dispose or to direct the
                     disposition of: SEE THE RESPONSE TO ITEM 7 ON THE
                     ATTACHED COVER PAGE.

                     (iv). Shared power to dispose or to direct the
                     disposition of: SEE THE RESPONSE TO ITEM 8 ON THE
                     ATTACHED COVER PAGE.

Item 5.     Ownership of Five Percent or Less of a Class

                     IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT
                     THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS
                     CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE
                     PERCENT OF THE CLASS OF SECURITIES, CHECK THE
                     FOLLOWING [ ].

                     NOT APPLICABLE

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

                     NOT APPLICABLE

Item 7.     Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on By the Parent Holding Company or
            Control Person

                     NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group

                     THE FOLLOWING SHAREHOLDERS ARE MEMBERS OF
                     A GROUP BASED ON VOTING AND DISPOSITION
                     ARRANGEMENTS IN THE FORMATION AGREEMENT,
                     DATED AS OF OCTOBER 27, 2004 AND THE LIMITED
                     PARTNERSHIP AGREEMENT OF DWA ESCROW LLLP,
                     DATED AS OF OCTOBER 27, 2004:

                     M&J K B LIMITED PARTNERSHIP
                     M&J K DREAM LIMITED PARTNERSHIP
                     DG-DW, L.P.
                     DW LIPS, L.P.
                     DW INVESTMENT II, INC.
                     LEE ENTERTAINMENT L.L.C.
                     DWA ESCROW LLLP

Item 9.     Notice of Dissolution of Group

                     NOT APPLICABLE

Item 10.    Certifications

                     NOT APPLICABLE

                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                    LEE ENTERTAINMENT L.L.C.

                                       by     /s/ Gyeong C Park
                                              ----------------------------------
                                              Name:  Gyeong C Park
                                              Title: Attorney-in-Fact